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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

GENERAL GROWTH PROPERTIES, INC.

(Name of Issuer)

COMMON STOCK, $.10 PAR VALUE

(Title of Class of Securities)

370021107

(CUSIP Number)

Marshall E. Eisenberg, Esq.
Neal, Gerber & Eisenberg
Two North LaSalle Street
Chicago, Illinois 60602
(312) 269-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370021107

1.	Name of Reporting Person: General Trust Company		I.R.S. Identification Nos. of above persons (entities only): 46-0406435

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: South Dakota

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 16,298,089*

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 16,298,089*

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,298,089*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.0%

14.	Type of Reporting Person (See Instructions): BK

* Includes 15,109,636 shares of common stock, par value $.10 per share (“Common Stock”), of General Growth Properties, Inc. issuable upon conversion of certain limited partnership interests in GGP Limited Partnership (the “Operating Partnership”).

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Item 1.	Security and Issuer
	Title of Class of Securities:	Common Stock, par value $.10 per share (“Common Stock”)
	Name and Address of Issuer:	General Growth Properties, Inc. (the “Issuer”) 110 North Wacker Drive Chicago, Illinois 60606

Item 2.	Identity and Background
General Trust Company (“GTC”) is incorporated under the laws of the State of South Dakota. GTC’s principal business is providing trust and financial services to trusts for the benefit of members of the Bucksbaum family which, for purposes hereof, include the descendants of Martin, Matthew and Maurice Bucksbaum. The address of GTC’s principal office is 300 North Dakota Avenue, Suite 202, Sioux Falls, South Dakota 57104.

During the last five years, GTC has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.

Item 4.	Purpose of Transaction
The shares of the Issuer’s Common Stock described herein as beneficially owned by GTC were acquired and held in the ordinary course of business by certain trusts for the benefit of members of the Bucksbaum family, of which GTC is the Trustee, and are not held for the purpose or with the effect of changing or influencing the control of the Issuer.

     GTC has no present intention to purchase any additional shares of Common Stock; however, depending on market conditions and other relevant factors, GTC may purchase additional shares of Common Stock on such terms and at such times as it considers desirable. GTC may determine to continue to hold the shares of the Issuer’s Common Stock beneficially owned by it or may dispose of all or a portion of such shares.

Except as described above, GTC currently has no plans or proposals which relate to or would result in any of the actions listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

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Item 5.	Interest in Securities of the Issuer
(a) Aggregate Number/Percentage of Common Stock Beneficially Owned by GTC:
16,298,089 shares* /21.0%*
(b) GTC has sole voting and dispositive power with respect to all of the shares of Common Stock of the Issuer reported as beneficially owned by it. (c) None. (d) Not applicable. (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

* Includes 15,109,636 shares of Common Stock of the Issuer issuable upon conversion of certain limited partnership interests in the Operating Partnership.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003

GENERAL TRUST COMPANY

By:	/s/ MARSHALL E. EISENBERG
Name:	Marshall E. Eisenberg
Title:	President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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